Exhibit 99.1

Press Release

Total enters into exclusive negotiation alongside EDF for the sale of its stake in the Dunkerque LNG terminal

Paris, 29 June 2018 - Total has decided to enter into an agreement to sell its 9.99% stake in the Dunkerque LNG terminal, as a part of a broader sale process initiated by EDF (65.01%) earlier this year. At the completion of the transactions two buyers, a consortium composed by Fluxys Europe B.V. (currently 25%), AXA Investment Managers and Crédit Agricole Assurances on one hand and another consortium composed of Samsung Securities Co. Ltd., IBK Securities Co. Ltd. and Hanwha Investment & Securities Co. Ltd on the other hand, will hold a 35.76% and 39.24% respectively. Closing is expected for the third quarter of 2018, once required regulatory approvals have been granted by the relevant authorities.

The Group will keep a regasification capacity right of around 1.5 million tons per annum.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

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